Exhibit 99.11

GLJ	Petroleum Consultants

Principal Officers:
Harry Jung, P. Eng.
  President, C.E.O.
Dana B. Laustsen, P. Eng.
  Executive V.P., C.O.O.
Keith M. Braaten, P. Eng.
  Executive V.P.

Officers / Vice Presidents:

Terry L. Aarsby, P. Eng.
Jodi L. Anhorn, P. Eng.
Neil I. Dell, P. Eng.
David G. Harris, P. Geol.
Myron J. Hladyshevsky, P. Eng.
Bryan M. Joa, P. Eng.
John H. Stilling, P. Eng.
Douglas R. Sutton, P. Eng.
James H. Willmon, P. Eng.

EnCana Corporation

1800, 855-2nd Street SW

Calgary, Alberta T2P 2S5

CONSENT OF INDEPENDENT PETROLEUM ENGINEERS

We hereby consent to the use and reference to our name and reports evaluating a portion of EnCana Corporation’s petroleum and natural gas reserves as of December 31, 2009, and the information derived from our reports, as described or incorporated by reference in: (i) EnCana Corporation’s Registration Statement on Form 40-F, (ii) EnCana Corporation’s Registration Statement on Form F-3 (File No. 333-150453), (iii) EnCana Corporation’s Registration Statements on Form S-8 (File Nos. 333-13956, 333-124218 and 333-140856); and (iv) EnCana Corporation’s Registration Statement on Form F-9 (File No. 333-149370), filed with the United States Securities and Exchange Commission.

Your truly,

GLJ PETROLEUM CONSULTANTS LTD.

“ORIGINALLY SIGNED BY”

Harry Jung, P. Eng.

President

Calgary, Alberta

February 18, 2010

4100, 400 - 3rd Avenue S.W., Calgary, Alberta, Canada T2P 4H2 • (403) 266-9500 • Fax (403) 262-1855 • GLJPC.com